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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Iridian Asset Management LLC
(see attached Continuation Sheet to Form 3 for additional Reporting Persons)
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

276 Post Road West
--------------------------------------------------------------------------------
                                    (Street)

  Westport                             CT                 06880-4704
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

        4/12/2002

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

        ICN Pharmaceuticals, Inc. (ICN)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                           [X](1) 10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned

================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share          100                    (2)(4)                   (2)(4)(5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share        108,500                  (3)(4)                   (3)(4)(5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned or directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).


     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1473 (3-00)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:  See Continuation Sheet to Form 3.



IRIDIAN ASSET MANAGEMENT LLC

/s/ Jeffrey M. Elliott                          4/22/02
---------------------------------        --------------------
** Signature of Reporting Person                 Date
By:    Jeffrey M. Elliott
Title: Executive Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Continuation Sheet to Form 3

====================================================================================================================================

Name and Addresses    Iridian Asset Management LLC   LC Capital Management, LLC     CL Investors, Inc.       COLE Partners LLC
of Reporting Persons  276 Post Road West             c/o Iridian Asset              c/o Iridian Asset        c/o Iridian Asset
                      Westport, CT 06880-4704        Management LLC                 Management LLC           Management LLC
                                                     276 Post Road West             276 Post Road West       276 Post Road West
                                                     Westport, CT 06880-4704        Westport, CT 06880-4704  Westport, CT 06880-4704

                      Iridian Private Business       David L. Cohen                 Harold J. Levy
                      Value Equity Fund, L.P.        c/o Iridian Asset              c/o Iridian Asset
                      c/o Iridian Asset              Management LLC                 Management LLC
                      Management LLC                 276 Post Road West             276 Post Road West
                      276 Post Road West             Westport, CT 06880-4704        Westport, CT 06880-4704
                      Westport, CT 06880-4704

Issuer Name and Ticker or Trading Symbol             ICN Pharmaceuticals, Inc. (ICN)

Date of Event Requiring Statement                    4/12/2002
====================================================================================================================================

Explanation of Responses:

1. Each Reporting Person may be deemed to be a member of a Section 13(d) group (the "Group") that owns more than 10% of the Issuer's outstanding common stock. Except as described in its statement on Schedule 13D filed on March 8, 2002, as amended, or in footnote 5 below, each Reporting Person expressly disclaims beneficial ownership of all shares of the Issuer's common stock held by the Group, other than those securities the Reporting Person holds directly.

2. These securities are held directly by Iridian Asset Management LLC, a Delaware limited liability company ("Iridian").

3. These securities are held directly by Iridian Private Business Value Equity Fund, L.P., a Delaware limited partnership ("Iridian Private Business"). The general partner of Iridian Private Business is COLE Partners LLC, a Delaware limited liability company ("COLE"). Iridian is the sole member of COLE.

4. The controlling member of Iridian is LC Capital Management, LLC, a Delaware limited liability company ("LC Capital"). The controlling member of LC Capital is CL Investors, Inc., a Delaware corporation ("CL Investors"). Each of Messrs. Cohen and Levy owns 50% of the common stock of CL Investors and, as his principal occupation, serves as a director of CL Investors, as a manager and Principal of LC Capital and as a Principal and portfolio manager of Iridian.

5.   Each Reporting Person disclaims beneficial ownership for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, of the securities reported herein except with respect to the Reporting Person's pecuniary interest in such securities.

Continuation Sheet to Form 3

====================================================================================================================================

Name and Addresses    Iridian Asset Management LLC   LC Capital Management, LLC     CL Investors, Inc.       COLE Partners LLC
of Reporting Persons  276 Post Road West             c/o Iridian Asset              c/o Iridian Asset        c/o Iridian Asset
                      Westport, CT 06880-4704        Management LLC                 Management LLC           Management LLC
                                                     276 Post Road West             276 Post Road West       276 Post Road West
                                                     Westport, CT 06880-4704        Westport, CT 06880-4704  Westport, CT 06880-4704

                      Iridian Private Business       David L. Cohen                 Harold J. Levy
                      Value Equity Fund, L.P.        c/o Iridian Asset              c/o Iridian Asset
                      c/o Iridian Asset              Management LLC                 Management LLC
                      Management LLC                 276 Post Road West             276 Post Road West
                      276 Post Road West             Westport, CT 06880-4704        Westport, CT 06880-4704
                      Westport, CT 06880-4704

Issuer Name and Ticker or Trading Symbol             ICN Pharmaceuticals, Inc. (ICN)

Date of Event Requiring Statement                    4/12/2002
====================================================================================================================================



                               ADDITIONAL SIGNATURES OF REPORTING PERSONS

LC CAPITAL MANAGEMENT, LLC                           CL INVESTORS, INC.

/s/ Jeffrey M. Elliott          4/22/02              /s/ Jeffrey M. Elliott          4/22/02
-------------------------------------------          -------------------------------------------
By:    Jeffrey M. Elliott        Date:               By:    Jeffrey M. Elliott       Date:
Title: Executive Vice President                      Title: Executive Vice President


CL INVESTORS, INC.                                   COLE PARTNERS LLC

/s/ Jeffrey M. Elliott          4/22/02              /s/ Jeffrey M. Elliott          4/22/02
-------------------------------------------          -------------------------------------------
By:    Jeffrey M. Elliott        Date:               By:    Jeffrey M. Elliott        Date:
Title: President                                     Title: Executive Vice President


IRIDIAN PRIVATE BUSINESS VALUE EQUITY FUND, L.P.
    By:  COLE Partners LLC, General Partner

    /s/ Jeffrey M. Elliott      4/22/02              /s/ David L. Cohen              4/22/02
    ---------------------------------------          -------------------------------------------
    By:    Jeffrey M. Elliott    Date:                David L. Cohen (individually)   Date:
    Title: Executive Vice President


/s/ Harold J. Levy              4/22/02
-------------------------------------------
Harold J. Levy (individually)    Date: